September 14, 2007

Ms. Susan J. Lazzo
Senior Counsel
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

Re: Sun Life Assurance Company of Canada (U.S.) Variable Account I
        Initial Registration Statement on Form N-6
        File Nos. 811-09137 & 333-144628

Dear Ms. Lazzo:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on July 17, 2007. We provided a full review of the above referenced filing. For the comments that follow, page references reflect the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

1. *Table of Contents (pp. 3-4)* Please correct the page numbers.

2. *Risk/Benefit Summary (pp. 5-8)*
a. *Generally*: Please consider moving the Investment Options, Reinstatement, and Supplemental Benefits sections from the risk section to the benefits summary.

b. *The Variable Account*: Please clarify that the benefit values related to the variable account fluctuation because they reflect the impact of economic conditions on the mutual funds corresponding to the contractowner's variable option selections. In addition, please revise the statement explaining why a life insurance policy is unsuitable as a short-term savings vehicle to indicate that it is because of the high surrender charge in early policy years.

c. *What If Charges & Deductions Exceed…*: In the first bullet point, please move the phrase "at the beginning of any Policy Month" to between the words "terminate" and "if." Alternatively, please clarify whether a policy can lapse at any time or state when periodic lapse calculations are made.

d. *Supplemental Benefits*: If supplemental insurance is term insurance, please indicate this clearly.

3. *Format of Fee Tables (pp. 9-12)* Where possible, please revise the fee table format so it is more accessible and less cluttered. To the extent feasible, please eliminate extra horizontal lines where the text or numbers reflect variations of the same fee. In the Charge column, consider putting the names of the charges in bold and indicating each of the subcategories (maximum, representative, current etc.) in the same box. Per General Instruction 3(b) and 3(b)(i) to Item 3, include the characteristics of the representative contractowner in the appropriate table's sub-caption rather than in the footnotes and include only the required information in footnotes. In the Amount Deducted Column, please place the numbers parallel to the corresponding sub-category (either the minimum/maximum reference or the name in the first column). Per Instruction 1(f) of Item 3, replace the minimum charges with current charges for all fees that do not vary based on individual characteristics. See also Item 3, Instruction 3(b)(ii). If values in the Amount Deducted column are annualized but deducted more frequently, clarify that all of the figures for that charge have been annualized. Also, for charges assessed monthly, please consider substituting the word "each" for the word "a" in the second

column. Where a rider has no separate charge and you are not reserving the right to levy one in the future, please delete corresponding line items from the table. Item 3, Instruction 1(c). Please note, however, the fee tables must fully reflect the costs of each rider. Therefore, add line items for the rider-related charges described in the narrative but not shown in the current fee table.

4. ***Transaction Fee Table - Generally (p. 9)*** Premium Taxes should be reflected as a fee table line item. See Item 3 Transaction Table. If they are included in the Premium Expense Charge, the table should reflect this. Please clarify that the Transfer Fee is per transfer or revise as otherwise applicable. Also, please move the non-periodic rider charges to the Transaction Fee table.

5. ***Premium Expense Charge (p. 9)*** Please show that the 7.50% charge is the maximum Premium Expense Charge and indicate that the value is a percentage of the premium payment.

6. ***Cost of Insurance Charges (p. 9)*** The fee table should only reflect the current maximum Cost of Insurance Charge(s) for a representative insured, not maximum and minimum figures. Please revise and make the same correction to the Supplemental Insurance Rider and No-Lapse Protection Rider presentations on pages 11 and 12. Also, we note that the maximum and minimum charges appear to be based on different age criteria. Please reconcile or explain why they are based on the Insured's attained age and issue age respectively. (This comment applies to the Supplemental Insurance Rider as well.) For this charge only, please clarify the meaning of "Policy Net Amount at Risk" in the amount deducted column. Based on the Glossary definition of Policy, this could refer to the combined net amount at risk for the base policy and any supplemental insurance.

7. ***Flat Extra Charge (p. 10)*** Please replace the minimum charge with the current charge. See Item 3, Instructions 1(f) and 3(b)(ii). Also, the presentation in the Periodic Charge Table and the Glossary description of the Flat Extra Charge are inconsistent. Please reconcile.

8. ***Payment of Stipulated Amount Rider (p. 11)*** The associated footnote states gender as a criteria for the charge but both Maximum and Minimum figures are based on males. Is this correct?

9. ***Loan Lapse Protection Rider (p. 11)*** The Amount Deducted is confusing. If possible, please present the maximum charge as a numeric value. In either case, the fee table presentation should clearly state the maximum percentage of account value that may be assessed for the charge. In addition, because the charge is deducted only once, it is more appropriately represented in the Transaction Fee Table. See Transaction Fee Table comment above.

10. ***Surrender Charge Modification Rider (p. 11)*** This charge does not appear to vary based on individual characteristics. If correct, please remove the minimum and representative charges. Otherwise, include the required information in the related footnote. See Instruction 3(b) to Item 3.

11. ***No-Lapse Protection Rider (pp. 11-12)*** Please add separate line items for each of the related charges mentioned on pages 33 and 34. Also, please identify the individual characteristics upon which the charge varies or delete the minimum and representative charges and, if desired, replace them with current charges. See Instructions 1(f) and 3(b) to Item 3.

12. ***Annual Fund Operating Expenses Fee Table (p. 12)*** The parenthetical directly under the table header is confusing. Please revise. Also, please confirm to the Staff that the figures presented do not reflect waiver or reimbursement arrangements or modify the table accordingly. We remind you that the maximum and minimum fund charges should reflect any acquired fund fee expenses.

13. *Fee Table Footnotes (pp. 13-14)* To the extent possible, please simplify the footnote text and delete information covered more fully in the prospectus narrative.

14. *The Variable Account (p. 15)* Please clarify supplementally why the last sentence of the third paragraph would matter to a contractowner.

15. *The Funds (pp.15-16)* If any the registrant receives compensation from any affiliated funds pursuant to the arrangements described in the second paragraph, please describe those arrangements in greater detail in your response letter to the Staff. Specifically, clarify how the arrangements are consistent with Section 17(e) of the 1940 Act.

16. *Our General Account (p. 16)* At the end of the third paragraph, please provide a cross reference indicating where the transfer restrictions are discussed.

17. *Asset Rebalancing (p. 16)* Please clarify the statement, "[t]he minimum amount of each rebalancing is $1,000."

18. *Asset Allocation (p. 17)*. In your response letter, please indicate whether each asset allocation program offered is a static or dynamic model and explain the basis for your conclusion. Specifically, discuss how each model's composition is determined, when and how it is changed, when and how contractowners are informed of changes, and the degree to which contractowners may opt-in or out of any changes to the model.

19. *Policy Application, Issuance & Initial Premium (pp. 17-18)*
a. Please identify the "extra charges" in the last sentence of the first paragraph. If they are not included in the fee table, please include them.

b. Please delete the word "generally" in the second paragraph or provide additional disclosure explaining the context in which exceptions will be permitted.

c. Please provide more complete descriptions of each of the three dates upon which the Investment Start Date may be based. The descriptions should make clear how each date is determined and the circumstances that could delay the Issue Date or policy date. Also clarify supplementally the different purposes of the following: Effective Date, Issue Date, Start Date and policy date.

20. *Right of Return Period (p. 18)* The date the Right of Return Period expires is unclear. Is it based on the date a contractowner receives the policy (as indicated in the first paragraph) or based on the Issue Date (as suggested in the last paragraph)? If it is the former, please clarify whether the returned contract must be post-marked by of the 10th day or received by the insurance company or its agent by that date. See Form N-6, Item 9(e).

21. *Premium Payments (pp. 18-19, 27-29)* Please revise the second sentence of the initial paragraph on page 19. Currently, the Issue Date depends on when premium is received, so the statement is circular. Also, please add the required Item 7(b) description of factors determining the amount of any required premiums (*e.g.,* face amount, death benefit option, charges and expenses, etc.). Finally, please clarify when premium payments are due if a contractowner does not make payments according to a premium payment plan. See Item 7(d).

22. *Premium (p. 19)* Please include a cross-reference to the narrative describing the impact of Specified Face Amount increases on the policy (*e.g.,* charges, potential for lapse, etc.).

23. *Guideline Premium Test Limitation (p. 19)* Please amend the second sentence under this heading; this product does not offer a choice of tests.

24. *Allocation of Net Premium (p. 19)* Please clarify the date in the last sentence under this heading.

25. *Death Benefit Options (p. 20)* Please consider describing the general circumstances in which each death benefit option may be most advantageous.

26. *Surrenders & Surrender Charges (pp. 21-24, 31)* The disclosure is confusing with respect to whether surrender charges apply to partial surrenders if the Option A death benefit selected. If they do not apply regardless of the death benefit selected, please make this clearer in the sentence following the long chart on page 22. Alternatively, add disclosure describing when partial surrenders trigger the surrender charge. Also, please clarify the last sentence under this heading. What does it mean to allocate surrender charges "among the Sub-Accounts *in excess of any Policy Debt*?" (Emphasis Added.) Revise the identical language (p. 30) under "Monthly Cost of Insurance" as well.

27. *Increases in Face Amount* Please add disclosure describing the procedures for increasing Specified Face Amount and Supplemental Insurance Face Amount comparable to the disclosure on page 16 of the initial N-6 registration statement for SEC file number 333-144627 (filed contemporaneously with the initial registration statement addressed in this letter). When adding the disclosure, please incorporate the corresponding Staff comments to that language as well.

28. *Policy Loans (p.24)* Please indicate how a contractowner will know whether Registrant has exercised the right to apply loan repayments to loans from the Fixed Account before loans from the Variable Sub-Accounts.

29. *Short Term Trading (pp. 25-26)* With respect to the Short-Term Trading policy, please clarify that an underlying fund may restrict exchanges only to the extent that the contractowner tries to exchange <u>into</u> the restricted fund.

30. *Transfer Privileges (p. 26-27)* Please clarify the meaning of the word "processed" in the first sentence in the third paragraph under this heading. Specifically, describe when accumulation unit values applicable to transfer requests are calculated.

31. *Account Value (p. 27-29)* Please clarify that premium payments are credited to the selected underlying fund options at the price next determined after receipt of the premium payment. Also, please add disclosure describing how transfers of value between the variable sub-accounts are reflected in the determination of account value on subsequent valuation dates.

32. *Insufficient Value (p. 29)* Please address the Loan Lapse Protection Rider as well and cross-reference the sections discussion that rider and the No-Lapse Protection Rider already mentioned.

33. *Charges & Deductions (pp. 28-31)*
a. <u>Generally</u>: Per the requirements of Item 5(a), the prospectus disclosure should include a description of each charge under the contract. In the Charges and Deductions section, please include a corresponding discussion of each charge in the fee table or a cross-reference to the page where it is described. Each description should satisfy the requirements of Item 5(a) independently by clearly stating the value of the specific charge, how the amount is determined, and what is provided in consideration for that charge. The following charges require additional disclosure: the Waiver of Monthly Deductions Rider, the Payment of Stipulated Amount Rider, the Surrender Charge Modification Rider, and No-Lapse Protection Rider.

b. *Premium Expense Charge:* Please state the range of premium taxes per Item 5(a)(3) or confirm that the premium tax charge will be the same regardless of locality variations in tax obligations.

c. *Monthly Cost of Insurance ("COI"):* Please identify by name each of the charges included in this deduction. For example, under sub-paragraph (2) at the top of page 31, identify the specific fees that make up the "monthly rider cost for any riders which are a part of the Policy." If applicable, also revise the Glossary definition on page 48. In addition, please explain why the net amount at risk for the base contract reflects 100% of the account value if supplemental insurance may represent a separate portion of the total insurance coverage and has its own COI?

d. *Other Charges and Deductions:* Regarding the Flat Extra Charge, please provide a narrative description specifying (1) the actual value or amount of the charge as a percentage or dollar value, (2) the frequency of deduction, and (3) the value from which it is deducted. Also, if a separate Flat Extra Charge applies to Supplemental Insurance, please list this as a separate line item in the fee table or modify the Amount Deducted presentation as necessary.

34. ***Supplemental Benefits – Generally (pp. 31-34)*** Please indicate whether there are any restrictions on when riders can be elected, whether they can be discontinued at the request of the contractowner, and if so, whether the corresponding charges are also discontinued. Also, if additional medical underwriting is required for eligibility for any of the riders, please identify those riders. If any supplemental benefits are mutually exclusive, please indicate this as well.

35. ***Charitable Giving Benefit Rider (p. 32)*** Please expand this section to describe the rider in greater detail. Specifically, indicate how a contractowner would know if his or her Specified Face Amount is sufficient to elect the rider and when the rider must be elected. Also, please define "Charitable Gift Amount" and "Charitable Beneficiary" here or in the glossary.

36. ***Waiver of Monthly Deductions Rider (p. 32)*** If this rider increases risk of lapse or may negatively effect on the contract in other ways, please indicate this. Also, please clarify the statement that the waiver of deductions is "retroactive to the date of total disability." Explain how this works.

37. ***Payment of Stipulated Amount Rider (p. 32)*** If payment of a benefit under this rider can increase risk of lapse or negatively effect other contract benefits, please indicate this.

38. ***Loan Lapse Protection Rider (p. 32)*** Please clarify whether this "rider" is mandatory and clarify the differences between the protections afforded under this rider and the No-Lapse Protection Rider.

39. ***Surrender Charge Modification Rider (p. 32)*** If applicable, please state that the same charge rate applies to all contractowners who select this rider. Otherwise, disclose the personal characteristics upon which it varies and modify the fee table per Instruction 3(b) to Item 3.

40. ***Supplemental Insurance Rider (p. 33)*** The disclosure states that the rider "has separate charges associated with it." Please confirm that each charge is included in the fee table or add line items to the table for the missing charges and provide the corresponding disclosure required by Item 5(a).

41. ***No-Lapse Protection Rider (pp. 33-34)***
a. *Rider's Function:* Please provide a plain English description of the circumstances under which this rider would be beneficial. Also, please insert either "and" or "or" after the second bullet point to indicate whether all the listed conditions must apply or just one of them.

b. _Lapse Protection Values:_ Please explain each of the following terms more clearly: "Lapse Protection Interest Rate," "Lapse Protection Expense Charge," "rider's Net Amount at Risk," and "Lapse Protection Net Premium." The Lapse Protection Net Premium description should specify which "premium" the calculation requires (_e.g.,_ premium paid to date, target premium, initial premium, net premium to date, etc). Likewise, the disclosure in the final paragraph should say how the appropriate Net Amount at Risk is determined for contracts with and without a Supplemental Insurance Rider.

c. _Related Charges:_ Please add a line item to the fee table for each of the related Lapse Protection charges mentioned in the second to last paragraph in this section.

d. _Examples:_ Please provide examples illustrating how all values under this rider are calculated.

42. **Travel Assistance Endorsement (p. 34)** Please explain where a contractowner can get more information about the rider. If there is an associated charge, please describe it in the narrative and include it in the appropriate fee table.

43. **Reinstatement (p. 35)** Per Item 11(d), please identify the charges to be paid by the contractowner and any responsibility for outstanding loan repayments. Also, either in the prospectus or the SAI, discuss how the charge to reinstate is determined. See Item 22.

44. **Glossary of Terms (pp. 47-48)** Please include user-friendly definitions of the following terms in the Glossary and refer to them as capitalized, defined terms throughout the prospectus and SAI: (a) You; (b) Policy Date; (c) Rider Net Amount at Risk; (d) Minimum Monthly Premiums; (e) Target Premium (f) Minimum Initial Premium; (g) Charitable Gift Amount; and (h) Charitable Beneficiary.

45. **Back Cover Page** On the back cover page, the address and telephone number for the Public Reference Room are incorrect. The correct information is: 901 E Street, N.E., Washington, D.C. 20549; (202) 551-8090.

46. **Incorporation by Reference (SAI, Cover Page)** Please revise the statement of incorporation by reference on the cover of the SAI so the prospectus is incorporated into the SAI. Item 15(a)(3)(C).

47. **Item 17(c)(2) (SAI, p. 2)** Please provide the business address of the independent public accounting firm.

48. **Item 28** The document incorporated by reference in response to this item does not appear to satisfy the requirements of Item 28. Specifically, Item 28 requires the disclosure of "the state or other sovereign power under the laws of which [each] company is organized" for "all persons directly or indirectly controlled by _or under common control with_ the Depositor or the Registrant." (emphasis added.) Please include this information for the entities similarly under common control with the Depositor or Registrant. In addition, per Instruction 2 to Item 28, also indicate the type of financials filed by the other subsidiaries under the common control of Sun Life Financial along with the Registrant.

49. **Miscellaneous** Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

50. **Representations** We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in

possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please file your response letter as EDGAR correspondence associated with the initial registration statement you filed.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C.20549-4644.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products